UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2020

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

On September 29, 2020, Celyad Oncology SA (the “Company”) issued a press release announcing that the Company has entered into a Clinical Trial Collaboration and Supply Agreement (the “Collaboration Agreement”) with MSD International GmbH, a subsidiary of Merck & Co., Inc. (“Merck”). Pursuant to the Collaboration Agreement, the Company will conduct the Phase 1b KEYNOTE-B79 clinical trial, which will evaluate the Company’s investigational non-gene edited allogeneic CAR-T candidate, CYAD-101, following FOLFIRI (combination of 5-fluorouracil, leucovorin and irinotecan) preconditioning chemotherapy, with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab) in refractory metastatic colorectal cancer patients with microsatellite stable, mismatch-repair proficient disease. The extent of the collaboration between the parties is limited to the drug supply support and execution of the clinical trial, each as described in the Collaboration Agreement.

A copy of the Company’s press release is attached hereto as Exhibit 99.1, which is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quote of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-248464) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on September 29, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: September 29, 2020	By:	/s/ Filippo Petti
Filippo Petti
Chief Executive Officer and Financial Officer